Exhibit 99.1

PRESS RELEASE

Fusion Fuel’s BrightHy Solutions Expands Green Hydrogen Footprint in Southern Europe with 15 MW Engineering Project

Dublin, Ireland – September 25, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), today announced that its subsidiary, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), has signed a contract to provide engineering services for the design of an industrial green hydrogen production facility in southern Europe (the “Contract”).

The Contract, valued at €275,000 to be paid in phases upon meeting certain requirements, is intended to strengthen the region’s hydrogen infrastructure and support broader decarbonization efforts across Europe. Once operational, the facility will produce green hydrogen for blending into the natural gas network, which is expected to facilitate the region’s transition to cleaner energy systems.

BrightHy Solutions will provide front-end engineering design (FEED) services, covering safety and environmental studies, project management, and technical engineering specifications. The work is scheduled for completion within a 12-week delivery period following a four-week preparation period.

“This new engagement underscores BrightHy’s role as a strategic partner in the deployment of green hydrogen projects in Europe,” said Luis Galdo, BrightHy Solutions’ Commercial Officer. “Our background in green hydrogen technology and project development position us to support large-scale initiatives that drive energy security, decarbonization, and industrial competitiveness.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

About Bright Hydrogen Solutions Ltd

BrightHy Solutions, a subsidiary of Fusion Fuel Green PLC (NASDAQ: HTOO), seeks to lead the hydrogen through electrolysis solutions market. With its substantial industry experience, BrightHy Solutions views itself as a partner to clients through the entire hydrogen production value chain including plant design, tailored engineering solutions, equipment sourcing, engineering and implementation oversight. BrightHy Solutions has a strong and core focus on safety, reliability, and efficiency. Find out more at www.brighthy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of BrightHy Solutions to satisfy each of the requirements for payment under the Contract; the ability of the counterparty to pay all required amounts under the Contract; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu